                                  ATTACHMENT
                                      to
                                  FORM 12b-25


Registrant anticipates reporting a net loss of RS(6,515,000), or RS(.58) per share, upon revenues of RS73,008,000 for the year ended December 31, 1997, as compared to a net loss of RS(5,238,000), or RS(.68) per share, upon revenues of RS56,381,000 for the year ended December 31, 1996.

        On March 19, 1998, Registrant acquired Venbo Comercio de Alimentos Ltda., a Brazilian limited liability company which conducts business under the tradename "Bob's." Prior thereto, Registrant existed as a "blank check" company, solely to serve as a vehicle to effect a merger, exchange of capital stock or similar business combination. Consequently, Registant's operating results for the year ended December 31, 1997 are not comparable to those for the year ended December 31, 1996. The anticipated operating results reported herein, based upon US GAAP but expressed in Brazilian REAIS, do not reflect Bob's operating results prior to March 19, 1996.

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                           Commission File Number 0-23278
                                                                  -------

                          NOTIFICATION OF LATE FILING

(Check One): (X) Form 10-K  [_] Form 11-K  [_] Form 20-F  [_] Form 10-Q
[_] Form N-SAR

For Period Ended:       December 31, 1997
                        -----------------

[_] Transition Report on Form 10-K      [_] Transition Report on From 10-Q
[_] Transition Report on From 20-K      [_] Transition Report on From N-SAR
[_] Transition Report on Form 11-K

For the Transition Period Ended:
                                ____________________________________________

        Noting in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                        Part I. Registrant Information

Full name of registrant:        BRAZIL FAST FOOD CORP.
                                ----------------------

Former name if applicable

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Address of principal executive office (Street and number)

Praia do Flamengo
200-22o Andar
CEP 22210-030
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City, State and zip code: RIO DE JANEIRO, BRAZIL
                          ----------------------

                       Part II. Rule 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on From 10-K, 20-F, 11-K or From N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10_Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.

                              Part III. Narrative

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        Registrant's operations are conducted wholly within the Federative Republic of Brazil. Logistical difficulties between the respective Rio de Janeiro and New York offices of Registrant's independent auditors will preclude such auditors from issuing their report upon Registrant's financial statements by the prescribed due date.

                          Part IV. Other Information

        (1) Name and telephone number of person to contact in regard to this notification

        IRA I. ROXLAND                           (212) 688-7000
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           (Name)                       (Area Code and Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(a) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [X] Yes   [_] No

        (3) Is it anticipated that any signification change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [X] Yes   [_] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        See attachment.

                                            BRAZIL FAST FOOD CORP.
                                  --------------------------------------------
                                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date MARCH 31, 1998                     By /s/ PETER VAN VOORST VADER
                                        ----------------------------------------
                                        Peter Van Voorst Vader
                                        Chairman and Chief Executive Officer

                                  ATTACHMENT
                                      to
                                  FORM 12b-25


        Registrant anticipated reporting a net loss of R$(6,515,000), or R$(.58) per share, upon revenues of R$76,188,000 for the year ended December 31, 1997, as compared to a net loss of R$(5,238,000), or R$(.68) per share, upon revenues of R$56,285,000 for the year ended December 31, 1996.

        On March 19, 1998, Registrant acquired Venbo Comercio de Alimentos Ltda., a Brazilian limited liability company which conducts business under the tradename "Bob's." Prior thereto, Registrant existed as a "blank check" company, solely to serve as a vehicle to effect a merger, exchange of capital stock or similar business combination. Consequently, Registant's operating results for the year ended December 31, 1997 are not comparable to those for the year ended December 31, 1996. The anticipated operating results reported herein, based upon US GAAP but expressed in Brazilian REAIS, do not reflect Bob's operating results prior to March 19, 1996.